SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, OCTOBER 26, 2012 –GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that it has has begun selling airline tickets for regular flights to Miami and Orlando, in the United States, and Santo Domingo, in the Dominican Republic. The operations have already been approved by the National Civil Aviation Agency (ANAC) and other pertinent authorities and are due to begin on December 15.

“We observed strong demand from clients flying to the United States, and, with a focus on this market, operations exclusive to the SMILES clients have been very successful. Now, our proposal with these regular flights is to offer attractive fares, via Santo Domingo, in the Dominican Republic, where passengers can connect to both destinations, without compromising our low-cost model,” declared Paulo Kakinoff, GOL’s CEO.

The new flights, departing from São Paulo/Guarulhos to Orlando and from Rio de Janeiro/Galeão to Miami, will be offered on a daily basis and have one stop in Santo Domingo, where clients will change aircraft depending on their final destination. Both operations will offer comfort and economic class. Tickets can be purchased through GOL’s website (www.voegol.com.br), Voe GOL stores and travel agencies. The operations are detailed in the table below:

Origin	Departure*	Arrival*	Destination
São Paulo/Guarulhos	2:00	9:40	Orlando
Orlando	11:05	00:35	São Paulo/Guarulhos
Rio de Janeiro/Galeão	1:32	9:25	Miami
Miami	11:10	00:32	Rio de Janeiro/Galeão

*Local time

Origin	Departure*	Arrival *	Destination
São Paulo/Guarulhos	2:00	6:55	Santo Domingo
Santo Domingo	15:40	00:35	São Paulo/Guarulhos
Rio de Janeiro/Galeão	1:32	7:00	Santo Domingo
Santo Domingo	15:30	00:32	Rio de Janeiro/Galeão

Destination
		São Paulo Guarulhos	Rio de Janeiro Galeão	Santo Domingo	Miami	Orlando
Origin	São Paulo Guarulhos	-	-	06:55	10:25	10:40
	Rio de Janeiro Galeão	-	-	07:28	10:53	11:08
	Santo Domingo	06:55	07:02	-	02:25	02:45
	Miami	10:25	10:22	02:20	-	-
	Orlando	10:30	10:27	02:35	-	-

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 62 destinations in 9 countries in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In August 2011, GOL announced the acquisition of Webjet.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.